SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)*

                      AEP Industries, Inc.
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                            001031103
                         (CUSIP Number)

                        Arthur Goetchius
EGS Partners, L.L.C., 300 Park Ave., 21st Fl., New York, NY 10022
                          212-755-9000
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                         March 18, 1996
     (Date of event which requires filing of this statement)
        If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of
          Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                       PAGE 1 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                    WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
               ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                        138,418
OWNED BY
                ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
               ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        138,418
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        138,418
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        2.88%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_____________________________________________________________________________
        ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                       PAGE 2 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        378,901
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
          _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        378,901
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        378,901
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        7.87%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IA
_____________________________________________________________________________
        ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                       PAGE 3 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                    WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        120,033
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
          ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        120,033
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        120,033
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        2.49%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_____________________________________________________________________________
        ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                              PAGE 4 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                    WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        19,739
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
          ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        19,739
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        19,739
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **     [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        .41%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_____________________________________________________________________________
        ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                              PAGE 5 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        37,811
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        680,303
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        37,811
REPORTING
          ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        680,303
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        718,114
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        14.92%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!



                       PAGE 6 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        6,003
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        646,035
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        6,003
REPORTING
          ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        646,035
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        652,038
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        13.55%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!



                       PAGE 7 OF 17 PAGES

                               13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederick Ketcher
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        4,802
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        645,235
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        4,802
REPORTING
          ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        645,235
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        650,037
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        13.50%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!



                       PAGE 8 OF 17 PAGES

                               13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
          ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        645,235
OWNED BY
          ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
          ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        645,235
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        645,235
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        13.40%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!



                       PAGE 9 OF 17 PAGES

     The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and (viii) Jonas Gerstl, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 15 to the Schedule 13D as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by replacing the first paragraph thereof with the following:

     "The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners is approximately $1,316,581, $4,398,497, $539,005, $903,116, and
$59,844, respectively."

     Item 3 is hereby supplemented by the addition of the following information thereto:

     The amount of funds (ecluding commissions, if any), used for the purchase of shares of Common Stock purchased by Mr. Ehrman and members of his immediate family since Amendment No. 14 is approximately $102,525.

     Item 3 is hereby further amended by replacing the last two paragraphs thereof with the following:

     "The shares of Common Stock purchased by EGS Associates were purchased with its investment capital (see Item 5 (v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the "Managed Accounts"). The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.


     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin accounts are maintained at
Bankers Trust Company and Chase Manhattan Bank, NA.   Since other
securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co., Inc. The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co., Inc, or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 4,813,615 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 29, 1996, as reflected in the company's report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on January 31, 1996 (which is the most recent Form 10-Q on file).

          As of the close of business on March 18, 1996:

          (i) EGS Associates owns beneficially 138,418 shares of Common Stock, constituting approximately 2.88% of the shares outstanding.
          (ii) EGS Partners owns directly no shares of Common
Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS
Partners may be deemed to own beneficially 299,711 shares
(constituting approximately 6.23% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 79,190 shares of Common Stock purchased for EGS
Overseas (constituting approximately 1.65% of the shares outstanding), which, when aggregated, total 378,901 shares of Common Stock, constituting approximately 7.87% of the shares outstanding.
          (iii) Bev Partners owns beneficially 120,033 shares of Common Stock, constituting approximately 2.49% of the shares outstanding.
          (iv) Jonas Partners owns 19,739 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 72,879 shares of Common Stock, constituting approximately 1.51% of the shares outstanding. On February 1 and February 6, 1996, 4,798 and 5,000 shares of the issuer's Common Stock were contributed to EGS
Associates from Mr. Ehrman's wife and a trust account for Mr.
Ehrman's daughter, respectively, each a limited partner of EGS
Associates.
          (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,803 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (vii) Mr. Ketcher owns directly 4,802 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (viii)    Mr. Gerstl own directly no shares of Common
Stock.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 138,418 shares beneficially owned by EGS Associates, the 378,901 shares beneficially owned by EGS Partners, the 120,033 shares beneficially owned by Bev Partners and the 19,739 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 645,235 shares of Common Stock, constituting approximately 13.40% of the shares outstanding.
          (viii)    In the aggregate, the Reporting Persons
beneficially own a total of 741,576 shares of Common Stock, constituting approximately 15.41% of the shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners.
Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
               (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Messrs. Ehrman and Greenberg have shared power to vote and dispose of shares owned by members of their immediate families.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to March 18, 1996 until March 18, 1996 by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, and Mr. Ehrman are set forth in Schedules A, B, C, and D, respectively. All such transactions were effected in the over-the-counter market. During such period, Bev Partners, Jonas Partners, Frederic Greenberg, Frederick Ketcher and Mr. Gerstl did not enter into any transactions in the Common Stock.

                         PAGE 11 OF 17 PAGES

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common stock.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

          Pursuant to a privately negotiated transaction, on March 18, 1996, the Company repurchased 168,000 shares of Common Stock held by offshore Managed Accounts for a price per share equal to $22.75, which was less than the $23.75 opening market price per share.

                         PAGE 12 OF 17 PAGES

                           SIGNATURES



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   March 19, 1996
                                   /s/ William Ehrman
                                   William Ehrman, individually
                                   and as general partner of each
                                   of EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   /s/ Frederic Greenberg
                                   Frederic Greenberg,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   /s/ Frederick Ketcher
                                   Frederick Ketcher,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   /s/ Jonas Gerstl
                                   Jonas Gerstl, individually and
                                   as general partner of each
                                   of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P.
                                   and JONAS PARTNERS, L.P. and as a
                                   member of EGS PARTNERS, L.L.C.


                         PAGE 13 OF 17 PAGES

                           Schedule A

                      EGS Associates, L.P.

                Transactions in the Common Stock

                                                Price Per Share
  Date of                  Number of              (including
Transaction         Shares Purchased/(Sold)  Commissions, if any)

2/1/96                             (5,000)*                  8.41
2/1/96                             (4,798)*                 11.49



________________________________
*    Private transaction.  (See Item 5(v).)



                         PAGE 14 OF 17 PAGES

                           Schedule B

                      EGS Partners, L.L.C.
               (excluding EGS Overseas Fund, Ltd.)

                Transactions in the Common Stock

                                               Price Per Share
  Date of                  Number of             (including
Transaction         Shares Purchased/(Sold)  Commissions, if any)

3/18/96                       (89,004)*           22.75




________________________________
*    Private transaction.  (See Item 6.)





                         PAGE 15 OF 17 PAGES

                           Schedule C

                     EGS Overseas Fund, Ltd.

                Transactions in the Common Stock

                                                Price Per Share
  Date of                  Number of              (excluding
Transaction         Shares Purchased/(Sold)  Commissions, if any)

3/18/96                       (78,996)*           22.75



________________________________
*    Private transaction.  (See Item 6.)






                         PAGE 16 OF 17 PAGES

                           Schedule D

                         William Ehrman

                Transactions in the Common Stock

                                               Price Per Share
  Date of                  Number of             (excluding
Transaction             Shares Purchased      Commissions, if any)
2/6/96                        (5,000)**                 8.41
2/1/96                        (4,798)*                 11.49
2/9/96                           300                   23.75
2/9/96                           200                   23.00
2/13/96                          300                   23.25
2/16/96                          300                   23.25
2/20/96                          200                   24.00
2/21/96                          200                   23.63
2/26/96                          300                   23.88


_________________________
*      Shares previously held in an account for the benefit of
Mr. Ehrman's wife.
     Private transaction.  (See Item 5(v).)
**     Shares previously held in an account for the benefit of
Mr. Ehrman's daughter.
     Private transaction.  (See Item 5(v).)

                        PAGE 17 OF 17 PAGES


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